1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
September 12, 2022	www.integraresources.com

INTEGRA ANNOUNCES 11,000 M DRILL PROGRAM ON 60 MILLION TONNES OF LOW-GRADE GOLD-SILVER MINERALIZED STOCKPILES FROM PREVIOUS OPERATORS, POTENTIAL TO INCREASE MINE LIFE AND EXPAND PRODUCTION

  Integra's exploration team has identified approximately 60 million tonnes ("Mt") of low-grade gold-silver mineralized material that was stockpiled and/or used as backfill by previous mine operators at DeLamar from the 1970s to the late 1990s.
  Based on historic mining, milling and drill data,  Integra is confident that the bulk of this material is oxidized or partially oxidized and that the grade of most of this material should be sufficient to warrant processing as part of the heap leach operation.
  Previous operators at the DeLamar Project processed material through a mill with an average grade of 1.2 g/t gold ("Au") and 75 g/t silver ("Ag") (2.2 g/t gold equivalent ("AuEq)), with an estimated average mill cut-off grade of 0.80 g/t AuEq to 0.90 g/t AuEq.
  In the DeLamar Pre-feasibility Study ("PFS"), the average grade of the heap leach gold-silver material was 0.61 g/t AuEq, using a cut-off of 0.2 g/t AuEq, suggesting a significant amount of the 60 Mt of stockpiled material could be amenable to heap leaching with an average grade range of 0.3 to 0.6 g/t AuEq.
  Core and reverse circulation ("RC") drilling through the stockpile and back fill material by Integra and previous mine operators, while not being as reliable as the planned dual rotary and sonic drill program about to commence, does add strong support to the assumption that this material is likely to be of sufficient grade to include in the heap leach operation:
    IDM-22-206: 0.28 g/t Au and 50.98 g/t Ag (0.93 g/t AuEq over 102.41 meters ("m")
      Including 0.10 g/t Au and 833.0 g/t Ag (10.82 g/t AuEq) over 2.90 m
    IDM-22-211: 0.42 g/t Au and 82.20 g/t Ag (1.48 g/t AuEq) over 59.74 m
    IDM-18-042C: 0.49 g/t Au and 17.74 g/t Ag (0.72 g/t AuEq) over 34.14 m
      Including 3.62 g/t Au and 66.90 g/t Ag (4.48 g/t AuEq) over 2.13 m
  Integra will commence a 11,000 m drill program on these at surface, low-grade stockpiles at DeLamar and Florida Mountain in mid-to-late-September.  The stockpiles average 36 m in thickness with a maximum thickness of 126 m. Drill holes will be drilled through the entirety of the stockpiles.
  Integra aims to complete drilling, sampling, and metallurgical testing on this stockpiled material, aiming at a resource estimate update and incorporation of this material into a Mine Plan of Operations ("MPO") plan in 2023.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce the commencement of drilling on an estimated 60 Mt of low-grade, stockpiled gold-silver mineralized material at the DeLamar and Florida Mountain deposits. This material was stockpiled at surface by previous operators and has the potential, pending further drilling, to significantly increase the heap leach mine life and production rates at the Project. This drill program is designed to estimate grade and grade variability within the stockpiles as well as to obtain material for metallurgical testwork to further understand the potential inclusion of this material in future mine plans and heap leach processing. The total drill program will include 11,000 m of shallow, dual rotary reverse circulation drilling and sonic drilling.

"We are excited to commence drilling on the stockpiled material at DeLamar and Florida Mountain as it has the potential to significantly increase the mine life and economics of the proposed future heap leach project at DeLamar. If even a portion of this material meets expectations in regards to grade and recoverability, it has the potential to meaningfully enhance the project. Our studies indicate that a substantial amount of material stockpiled and/or used as backfill, estimated to be as much as 60 Mt, resides in a potential grade range of 0.3 g/t to 0.6 g/t AuEq and could provide a large source of low-cost, low-strip Oxide and Mixed material that could be included in future heap leach mine plans. Based on historic mining records from the 1970s to 1990s, the Company expects the gold-silver grades in these stockpiles to be well above the heap leach cut-off grade used in the 2022 PFS," stated George Salamis, President and CEO of Integra Resources. "The Company has initiated a fully-financed, 11,000 m dual rotary RC and sonic drill program designed to test these stockpiles with fences of shallow drill holes. The drilling is expected to take approximately 3 months and will be conducted in various locations where 60 Mt of stockpiled and backfilled material is located. The opportunity here is very clear: In the PFS, the cost of moving much of these stockpiles to access mineralized material below was included in the pre-stripping costs. As such, subject to success in terms of grade definition and potential Oxide and Mixed recoverability in these stockpiles, the Company plans to turn this material from a cost into a significant benefit to the Project through increased life of mine and value accretion."

The Proof of Concept: Evidence of Grade in Stockpiles and Backfill:

The Company has drilled through backfill and low-grade stockpiles on a number of occasions through normal course drilling on the Project since 2018. This drilling, in addition to historic drilling from previous operators, provides a strong case to substantiate the potential mineralization in these stockpiles and backfill.

Below are select drill highlights that encountered Oxide and Mixed mineralization in stockpiles and/or backfill:

Integra Resources Drill Results[1,2,3]
Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq	Location
FME-20-086	10.67	47.40	36.73	0.37	16.47	0.58	Florida Mtn
IFM-18-003	0.00	57.30	57.30	0.35	9.89	0.48	Florida Mtn
IDM-22-206	0.00	102.41	102.41	0.28	50.98	0.93	DeLamar
including	35.51	38.41	2.90	0.10	833.00	10.82	DeLamar
IDM-18-026	1.52	128.02	126.50	0.22	20.16	0.48	DeLamar
IDM-18-022	0.00	35.05	35.05	0.36	12.67	0.52	DeLamar
IDM-18-042C	0.00	34.14	34.14	0.49	17.74	0.72	DeLamar
Including	18.90	21.03	2.13	3.62	66.90	4.48	DeLamar
IDM-22-211	0.00	59.74	59.74	0.42	82.20	1.48	DeLamar

Historic Drill Results2[2,4],5
R251	0.00	15.24	15.24	0.78	20.50	1.05	DeLamar
F0935	10.67	44.20	33.53	0.50	16.63	0.71	Florida Mtn
SP45	0.00	33.53	33.53	0.40	28.62	0.77	Stockpile 1
Including	24.38	27.43	3.05	1.03	82.05	2.09	Stockpile 1
SP55	0.00	21.34	21.34	0.43	45.06	1.01	Stockpile 1
SP48	0.00	30.48	30.48	0.29	15.05	0.48	Stockpile 1

(1) Downhole thickness: true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

(4) Historical drill results from previous operators that are provided for context.

(5) Historical drill holes are true thickness

Execution of Drill Program: Methodology and Timeline

The stockpile drilling program will be executed at 60 m collar spacing with select 30 m infill test holes. All drilling will be vertical through the entirety of the stockpiles. This drilling will be conducted by a combination of dual rotary RC and sonic drilling methods. Both these drilling methods will serve to maintain high sample quality through the drilling process. Additionally, the two sampling methods will provide a basis for comparison for continuity. Sampling will be conducted at 1.5 m intervals for the whole of the drilling with all samples sent to a third-party lab for analysis. These drilling methods provide the opportunity for various metallurgical tests, as well. Bottle rolls will be collected on crushed material and column testing is planned for select material obtained with the sonic drill. Once begun the drilling will take approximately three months to complete at 60 m spacings.

To view the stockpiles and backfill at DeLamar, click on the following link: https://integraresources.com/site/assets/files/2572/lg_stockpiles_del_sm.pdf

To view the stockpiles and backfill at Florida Mountain, click on the following link: https://integraresources.com/site/assets/files/2572/lg_stockpiles_fm_sm.pdf

Description of the PFS Mine Plan and Heap Leach Focus

The Company's 2022 PFS study demonstrated a robust, economic project with significant optionality and upside potential. The Company has commenced permitting and plans to commence development and operation of the project with a low-cost, high-margin 35,000 tonne per day ("mtpd") heap leach facility. The simple, low-cost, low-risk strategy to focus on the financial engine of the project, the heap leach, does not negate the strong optionality of the project in multiple areas. Based on internal models generated by the Company, adding Oxide and Mixed material to the heap leach significantly increases the mine life and is very accretive to the Project's value, at a very low-cost.

Advancing the DeLamar gold-silver project towards permitting and development of the heap leach stage as a stand-alone mining operation, is a far lower cost, lower risk option for the Company and its shareholders, creating strong economic returns and rapid payback. In these inflationary times, with increased scrutiny on permitting of all resource projects, this is the optimal strategy for the Company and its shareholders, as it vastly reduces execution risk. Adding stockpiled and backfill material residing at surface, with little or no stripping required, subject to successful delineation and inclusion in future mine plans, has phenomenal value-add potential at a very low-cost.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.